EXHIBIT 12
WASTE MANAGEMENT, INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(In Millions, Except Ratios)
(Unaudited)

	Nine Months Ended
	September 30,
	2007	2006
Income before income taxes, losses in equity investments and minority interests	$1,331	$1,204

Fixed charges deducted from income:
Interest expense	395	412
Implicit interest in rents	42	37

	437	449

Earnings available for fixed charges (a)	$1,768	$1,653

Interest expense	$395	$412
Capitalized interest	16	11
Implicit interest in rents	42	37

Total fixed charges (a)	$453	$460

Ratio of earnings to fixed charges	3.9x	3.6x

(a)	To the extent interest may be assessed by taxing authorities on any underpayment of income tax, such amounts are classified as a component of income tax expense in our Statements of Operations. For purposes of this disclosure, interest expense related to income tax matters has been excluded from our measurements of “Earnings available for fixed charges” and “Total fixed charges” for all periods presented.

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